             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 2
                                      TO
                                  SCHEDULE TO
                                (RULE 14D-100)

                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                       SIZELER PROPERTY INVESTORS, INC.
                      (Name of Subject Company (Issuer))


                       SIZELER PROPERTY INVESTORS, INC.
                       (Name of Filing Person (Issuer))

           8% CONVERTIBLE SUBORDINATED DEBENTURES DUE JULY 15, 2003
                        (Title of Class of Securities)


                                   830137AA3
                     (CUSIP Number of Class of Securities)

                               SIDNEY W. LASSEN
                                   CHAIRMAN
                            2542 WILLIAMS BOULEVARD
                            KENNER, LOUISIANA 70062
                                (504) 471-6200
           (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                  Copies to:
                           WILLIAM I. SCHAPIRO, ESQ.
                       JAECKLE FLEISCHMANN & MUGEL, LLP
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                            BUFFALO, NEW YORK 14202
                                (716) 856-0600

                           CALCULATION OF FILING FEE

=========================================================================================================================
                                                                Proposed
                                                                Maximum               Proposed
                                                               Aggregate              Maximum               Amount of
Title of Each Class of                   Amount to be           Offering             Aggregate            Registration
Securities to be Registered               Registered         Price Per Unit        Offering Price              Fee
-------------------------------------------------------------------------------------------------------------------------
9.75% Series B cumulative
   redeemable preferred stock.......        $61,900,000            100%              $61,900,000 (1)         $5,694.80 (2)

9.0% convertible subordinated
   debentures due July 15, 2009.....            (3)                  (3)                    (3)                   (3)
=========================================================================================================================

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, this amount is the market value of the maximum amount of 8% convertible subordinated debentures due 2003 that may be received by the registrant from tendering holders.

(2) The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

(3) The maximum principal amount of 9.0% convertible subordinated debentures due July 15, 2009 that may be issued in this exchange offer is the conversion price of such debentures multiplied by 3,667,311. The total of Series B preferred stock and 9.0% convertible subordinated debentures to be issued upon completion of this exchange offer will be equal to or less than $61,900,000. Therefore, no additional registration fee is required pursuant to Rule 457 under the Securities Act of 1933, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:        $ 5,694.80     Filing Party: Sizeler Property Investors, Inc.
----------------------------------------------------------------------------------------------
Form or Registration No.:       333-72208      Date Filed:  October 25, 2001
----------------------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  Third-party tender offer subject to Rule 14d-1.

[X]  Issuer tender offer subject to Rule 13e-4.

[ ]  Going-private transaction subject to Rule 13e-3.

[ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [X]

                                 INTRODUCTORY STATEMENT

          This is amendment No. 2 to a Tender Offer Statement on Schedule TO (as amended hereby, this "Schedule TO") relates to the offer by Sizeler Property Investors, Inc., a Maryland corporation (the "Issuer"), to exchange $61.9 million in principal amount of 8% convertible subordinated debentures due July 15, 2003 (the "Old Debentures") for 9.0% convertible subordinated debentures due July 15, 2009 (the "New Debentures") and/or 9.75% Series B cumulative redeemable preferred stock, par value $0.0001 per share, upon the terms and subject to the conditions set forth in the Prospectus and Exchange Offer filed with the Securities and Exchange Commission under Rule 424(b) on March 28, 2002 (the "Prospectus"), which is a part of the Issuer's Registration Statement on Form S-4 (File No. 333-72208) filed with the Securities and Exchange Commission on October 25, 2001 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 20, 2001, Amendment No. 2 filed with the Securities and Exchange Commission on January 22, 2002 and Amendment No. 3 filed with the Securities and Exchange Commission on March 25, 2002 (the "Registration Statement"), and the related Letter of Transmittal filed as Exhibit 99.1 to the Registration Statement.

          The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in the Schedule TO, except as otherwise set forth below.

          The Issuer hereby amends and supplements the Schedule TO as follows:

ITEM 4.   TERMS OF THE TRANSACTION.

          The Exchange Offer closed on May 1, 2002. The Issuer accepted $28,067,000 in aggregate principal amount of Old Debentures in exchange for New Debentures and Series B Preferred Stock. Of the total amount tendered, $27,299,000 in principal amount was tendered for the New Debenture option and $768,000 in principal amount of Old Debentures was tendered for shares of Series B Preferred Stock.


Item 12.  EXHIBITS.

(a)(4) Prospectus and Exchange Offer (incorporated by reference to the Issuer's Prospectus filed pursuant to Rule 424(b) on March 28, 2002 as part of the Issuer's Registration Statement on Form S-4, as amended (No. 333-72208)).

(a)(5) Press Release issued by the Issuer on May 1, 2002, incorporated by reference to the Issuer's Rule 425 filing dated May 2, 2002.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2002

                              SIZELER PROPERTY INVESTORS, INC.



                              By:  /s/ Robert A. Whelan
                                 -----------------------------
                                  Robert A. Whelan,
                                  Chief Financial Officer